Exhibit 99.1

FOR IMMEDIATE RELEASE

DragonWave Named Fierce Innovation Awards Finalist in Telecom Edition

Top-Tier Telecom Panel Recognizes Harmony Enhance MC for its Ease of Use, ROI, Innovation and Industry Impact

Ottawa, Canada, October 28, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a global supplier of packet microwave radio systems, today announced the company has been selected as a finalist in this year’s Fierce Innovation Awards: Telecom Edition, a carrier-reviewed awards program from the publisher of FierceWireless, FierceTelecom and FierceCable. DragonWave was recognized as a finalist in the category Rural Wireless Networks for its innovative, industry-leading product Harmony Enhance Multi-Channel (MC).

Executives from major telecommunications companies, including Verizon, TeliaSonera, Comcast, Sprint, and T-Mobile, made up the panel reviewing finalists’ applications for Fierce Innovation Awards. Full profiles of the judges can be found at https://www.fierceinnovationawards.com/telecom/2016#our_judges.  Judging criteria for the awards was based on how products made a positive, innovative, real world impact on the cable, satellite, OTT, wireless and wireline industries during the past 12 months, with consideration given for technology innovation, financial impact, market validation, compatibility with existing network environments, end-use customer experience, and overall level of innovation.

“We are extremely honored that the Harmony Enhanced MC has been selected as a finalist after thorough evaluation by such a distinguished panel of judges,” said Greg Friesen, Vice President Product Management, DragonWave. “Harmony Enhanced MC saves carriers time, space and money by providing outstanding performance and reliability in a small form factor, and we’re thankful to Fierce for providing an important service and raising awareness of emerging, impactful technologies.”

DragonWave’s Harmony Enhanced MC leads the market with dual channel capability and system gain, as well as its advanced network security capabilities. The Harmony Enhanced MC offers multi-gigabit backhaul capacities, allowing the scalability of LTE networks and providing the backbone for future 5G deployments. Harmony Enhanced MC significantly improves total cost of ownership by enabling reduced antenna sizes. Field trials accomplished throughput rates of over 2 Gb/s in a single radio, and successfully demonstrated how the radio’s gain can support a 50 Km link with only a 2’ (.6M) antenna. With integrated 112 MHz channel support, 4096QAM capability, Bandwidth Accelerator+ and MIMO, Harmony Enhanced MC delivers over 4 Gbps in a single radio, with scalability to deliver 8 Gbps on a single antenna.

To learn more about DragonWave, visit us at www.dragonwaveinc.com, read our blog, and follow us on Twitter, Facebook and LinkedIn.

About FierceMarkets

FierceMarkets, a division of Questex, LLC, is a leader in B2B e-media, providing information and marketing services in the telecommunications, life sciences, healthcare, IT, energy, government, finance, and retail industries through its portfolio of email newsletters, websites, webinars and live events. Every business day, FierceMarkets’ wide array of digital publications reaches more than 2 million executives in more than 100 countries.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408- 778-2024	Investor Contact: Patrick Houston CFO DragonWave Inc. phouston@dragonwaveinc.com Tel: +1-613-599-9991 ext. 2278